Exhibit 99.42

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Rio Alto Mining Limited (the “Corporation”)
1720, One Bentall Centre, 505 Burrard Street, Vancouver, British Columbia - V7X 1M6, Canada

2.	Date of Material Change

The material change occurred on April 19, 2011.

3.	News Release

A press release was disseminated on April 19, 2011 via Marketwire.

4.	Summary of Material Change

The Company has drawn down US$19.5 million (bringing the total to US$24.5 million) of the US$25 million available under its previously announced Gold Prepayment agreement with Red Kite Explorer Trust.

5.	Full Description of Material Change

5.1 Full Description of Material Change

The Company has drawn US$24.5 million out of the $25 million available through the Gold Prepayment Agreement with Red Kite Explorer Trust ("RKE"). These funds will be used to partially finance the expansion of production capacity from 10,000 tonnes to 24,000 tonnes per day of ore to the leach pad at the La Arena gold oxide project to commence in the month of May, 2011. In settlement of the facility the Company will deliver up to 36,064 ounces of gold commencing in July 2011, and as follows: 564 ounces per month until October 2012, increasing to 1,127 ounces per month from November 2012 to October 2014. The actual monthly delivery of gold ounces will vary by 5% from the amounts stated above for every $100 dollar change in the gold price (up or down) from a base price of $1,150, subject to limits at $1,450 or $950 per ounce. Rio Alto may prepay gold ounces remaining to be delivered under the Prepayment Facility, in whole or in part, at any time without penalty in either ounces of gold or the equivalent in cash at the then prevailing gold price. Rio Alto has granted RKE a charge over the shares it owns of La Arena S.A. as security for the Prepayment Facility. Additionally, RKE has provided Rio Alto with a US$3 million credit facility that may be accessed at the Company's election.

5.2 Disclosure for Restructuring Transactions
N/A

6.	Reliance on Section 7.1(2) of National Instrument 51-102

Not Applicable

7.	Omitted Information

Not Applicable

8.	Executive Officer

The name and business number of the executive officer of Rio Alto Mining Limited who is knowledgeable about the material change and this report is:

Anthony Hawkshaw
Chief Financial Officer
Telephone: (604) 628-1401 or 778 389 5907

9.	Date of Report

April 24, 2011